[CASE LOGO]

Kevin J. Hallagan                                 CASE CORPORATION
Associate General Counsel                         700 State Street
and Assistant Secretary                           Racine, WI 53404 USA
                                                  Tel: (414) 636-7405
                                                  Fax: (414) 636-5651


February 24, 2000


VIA DIRECT ELECTRONIC TRANSMISSION
----------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-2011

Attention:  Mrs. Peggy A. Fisher

Re:  Case Corporation
     Registration Statement on Form S-3
     (File No. 333-71671)

Dear Mrs. Fisher:

Case Corporation, a Delaware corporation (the "Company"), hereby makes application pursuant to Rule 477 promulgated under the Securities Act of 1993, as amended, to withdraw its Registration Statement on Form S-3 (File No. 333-71671), and all amendments thereto, such Registration Statement having been initially filed with the Securities and Exchange Commission on February 3, 1999.

To date, no debt securities have been publicly offered for sale by the Company under the aforementioned Registration Statement and the Company has no plans to do so.

Please direct any comments or questions to the undersigned at (262) 636-7405 or to Thomas J. Friedmann of the law firm of Shearman & Sterling at (212) 848-7194.

Very truly yours,



KJH:slk

cc:  R. Miotto
     T.J. Friedmann


securities registration statement form S3